                         SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC 20549

                                   --------------


                                    SCHEDULE 13D
                                   (RULE 13d-101)

                     UNDER THE SECURITIES EXCHANGE ACT OF 1934

                    (AMENDMENT NO. ____3____)


                               DUN & BRADSTREET
______________________________________________________________________________
                                  (Name of Issuer)

                       COMMON STOCK, PAR VALUE $.01 PER SHARE
_______________________________________________________________________________
                           (Title of Class of Securities)

                                     264830100
_______________________________________________________________________________
                                   (CUSIP Number)
                 William Nygren, Henry Berghoef
               Two North LaSalle Street Suite 500
                  Chicago, Illinois 60602-5790
                         (312) 621-0600
_______________________________________________________________________________
                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                        November 8, 1999
_______________________________________________________________________________
              (Date of Event Which Requires Filing of This Statement)

               If the Filing Person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: X

               NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

    1     NAME OF FILING PERSONS
          SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
          Harris Associates L.P.
          04-3276558
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
                                                            (b)
-------------------------------------------------------------------------------
   3      SEC USE ONLY
-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          OO
-------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
     NUMBER OF        7       SOLE VOTING POWER
       SHARES                 -0-
                     ----------------------------------------------------------
    BENEFICIALLY      8       SHARED VOTING POWER
      OWNED BY                20,533,924
                     ----------------------------------------------------------
        EACH          9       SOLE DISPOSITIVE POWER
     REPORTING                7,325,024
                     ----------------------------------------------------------
    PERSON WITH       10      SHARED DISPOSITIVE POWER
                              13,208,900
-------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH FILING PERSON
           20,533,924
-------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*
-------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           12.76%
-------------------------------------------------------------------------------
    14     TYPE OF FILING PERSON*
           IA
-------------------------------------------------------------------------------






    1     NAME OF FILING PERSONS
          SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
          Harris Associates Inc.
          04-3276549
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
                                                            (b)
-------------------------------------------------------------------------------
   3      SEC USE ONLY
-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          OO
-------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
     NUMBER OF        7       SOLE VOTING POWER
       SHARES                 -0-
                     ----------------------------------------------------------
    BENEFICIALLY      8       SHARED VOTING POWER
      OWNED BY                20,533,924
                     ----------------------------------------------------------
        EACH          9       SOLE DISPOSITIVE POWER
     REPORTING                7,325,024
                     ----------------------------------------------------------
    PERSON WITH       10      SHARED DISPOSITIVE POWER
                              13,208,900
-------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH FILING PERSON
           20,533,924
-------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*
-------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           12.76%
-------------------------------------------------------------------------------
    14     TYPE OF FILING PERSON*
           CO
-------------------------------------------------------------------------------



ITEM 1.  SECURITY AND ISSUER.
Common Stock, $0.01 Par Value
Dun & Bradstreet
One Diamond Hill Road
Murray Hill, NJ 07974


ITEM 2.  IDENTITY AND BACKGROUND.
(a,b,c)
     Harris Associates L.P. (Harris), an investment adviser, is a limited partnership organized in the State of Delaware. Its principal office is located at Two N. LaSalle Street, Suite 500, Chicago, Il 60602. Harris Associates, Inc., its General Partner, is organized in the State of Delaware. Victor A. Morgenstern, its Chairman and a Director of the General Partner; Robert M. Levy, its CEO and president and a Director; Anita M. Nagler, its Vice President and a Director; Roxanne M. Martino, its Vice President and a Director; Edward S. Loeb, its Vice President; Kristi Rowsell, its Secretary and Treasurer; David G. Herro, a Director; William C. Nygren, a Director; and Robert J. Sanborn, a Director, all are employed at the same address.

     Peter S. Voss and Neal Litvack, both Directors of the General Partner, are senior executive officers with Nvest Companies, L.P, at 399 Boylston, Boston, MA 02116. Nvest Companies, L.P. is a limited partnership affiliated with Nvest, L.P., a publicly traded reporting company (SEC File No. 1-9468). While Harris is wholly owned by Nvest Companies, L.P., Harris exercises its investment and voting powers independently of Nvest Companies, L.P. and its control persons, which do not have any direct or indirect control over the securities held in Harris accounts.

(d)
     Neither Harris, its General Partner, nor any of its officers or directors, during the last five years, has been convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors).

(e)
     Neither Harris, its General Partner, nor any of its officers or directors, during the past five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result, of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of , or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)
     All of the officers and directors of Harris and its General Partner are American Citizens.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The securities were purchased on behalf of discretionary investment advisory clients, including mutual fund clients, for which Harris is the investment adviser. Therefore, funds used to purchase the securities came from these clients. The total cost to purchase the securities was $508,156,380.


ITEM 4.  PURPOSE OF TRANSACTION.

     As disclosed in Amendment No. 4 to Schedule 13G as filed by Harris on February 24, 1999, and its initial and amending Schedules 13D as filed on August 31, 1999, September 21, 1999, and October 21, 1999, respectively, the purchases reported herein were made in the ordinary course of Harris' business and not with the purpose of nor with the effect of changing or influencing the control of the issuer nor in connection with or as a participant in any transaction having such purpose or effect. Harris, may, in the future, purchase additional shares or dispose of additional shares on behalf of its advisory clients, or make recommendations to its clients with regard to such purchases or sales.

     Neither Harris nor its General Partner have any present plans or proposals which relate to or would result in any matter described in paragraphs (a), (b), or (d) through (j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934. Harris and its General Partner may, in the future, for any reason and in their sole discretion subject only to their fiduciary and regulatory obligations to Harris' advisory clients, change their plans and proposals as they relate to such matters.

     On November 8, 1999, Harris distributed the attached materials at a shareholder informational meeting regarding the issuer. Harris believes such materials do not constitute any plan or proposal relating to matters described in paragraph (c) of item 4. Nevertheless, Harris is filing this Amendment to its Schedule 13D without admitting that this filing is required.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)
     As of November 5, 1999, Harris beneficially owned 20,533,924 shares, which represents 12.76% of the outstanding securities.

(b)
     Number of shares as to which the reporting person has:

     (i) sole power to vote or to direct the vote: -0-
     (ii) shared power to vote or to direct the vote: 20,533,924
     (iii) sole power to dispose or to direct the disposition:
          7,325,024
     (iv) shared power to dispose or to direct the disposition:
          13,208,900

(c)
     During the 60 days preceding the date hereof, Harris entered into the following open market transactions on the New York stock exchange on behalf of its advisory clients.



     Name of Person

 Effecting Transaction  Date of Transaction    No. of Shares    Price per Share
 ---------------------  -------------------    -------------    ---------------
Buys
     Harris             9/13                   1300             30.9375
     Harris             9/16                   49300            28.750-30.375

     Harris             9/17                   1600             29.6875
     Harris             9/20                   5000             30.00
     Harris             9/21                   75000            30.1434
     Harris             9/24                   1700             29.4375-29.6058
     Harris             9/27                   11300            29.8125-30.00
     Harris             9/29                   8800             28.625-29.00
     Harris             10/6                   1500             29.1875
     Harris             10/11                  2500             29.98
     Harris             10/12                  7700             29.625
     Harris             10/13                  200              28.9375
     Harris             10/14                  1000             28.750
     Harris             10/15                  1300             26.6875
     Harris             10/20                  2800             27.6875-28.1875
     Harris             10/21                  500              27.875
     Harris             10/28                  2100             29.4375
     Harris             11/2                   2200             28.50-28.5625
     Harris             11/3                   1900             28.625-28.9375
     Harris             11/5                   2100             29.00


Sells
     Harris             9/9                    1300             28.8125-30.0625
     Harris             9/16                   350              29.00
     Harris             9/23                   800              29.500
     Harris             9/28                   650              28.5625
     Harris             9/29                   500              29.00
     Harris             9/30                   1700             29.8125
     Harris             10/4                   700              29.5625
     Harris             10/11                  300              30.1875
     Harris             10/26                  4500             29.875
     Harris             10/27                  2000             29.8125
     Harris             11/4                   600              29.4375


(d)
     Persons other than Harris are entitled to receive all dividends and proceeds from the sale of the securities. Of the 13,208,900 shares indicated as shared power to dispose or direct the disposition of, 9,322,500 are owned by the Oakmark Fund, which represents 5.79% of the outstanding shares.

(e)
     Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Except for advisory agreements with its clients that hold the economic interest in the shares, neither Harris nor its general partner has any contracts, arrangements or understandings or relationships with respect to securities of the issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Materials distributed at the November 8, 1999, shareholder informational meeting regarding the issuer.

                          SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          DATED:    November 8, 1999


/s/ Robert M. Levy
Robert M. Levy
President

Dun & Bradstreet
Shareholder Informational Meeting
November 8, 1999
Hosted by Harris Associates L.P.


Opening Comments

Good afternoon. Welcome to this informational meeting for Dun & Bradstreet Corporation shareholders. We're delighted you've joined us. My name is Henry Berghoef, I'm a partner at Harris Associates in Chicago. With me is my partner Bill Nygren, who manages The Oakmark Select Fund, one of the major owners of DNB stock in our firm. As I'm sure you know, we have filed several Form 13Ds with the SEC calling on our Board to act to maximize shareholder value at Dun and Bradstreet. We have urged the Board to solicit offers for the corporation, for two reasons: first, because we believe the company's value in a transaction is at a significant premium to the stock price and second, because we think it will be difficult for other alternatives to deliver a present value competitive with a transaction. This includes the option of a new CEO, which the board has elected to pursue and which Board members described to us and to many of you in meetings last week. We believe the number of potential CEO's who have the successful track records, intimate knowledge of Dun & Bradstreet, and immediate credibility on Wall Street necessary to implement a quick turnaround is exceedingly small. We applaud the Board for taking the very positive step of accepting the resignation of the former CEO and for expressing their goal of maximizing shareholder value. We agree on the goal but differ on the appropriate tactics.

Many Dun & Bradstreet shareholders contacted us asking for more information on what we were doing. Because of that, and as the largest shareholder, we thought it appropriate to organize this "town hall meeting", if you will, as a forum in which the owners can have an open exchange of views on our company.

It's difficult to determine exactly how many Dun & Bradstreet shares are represented in this room, but we are very confident, based on our information and the Form 13F filings, that the number is over 47%. Making some educated guesses we believe the actual number likely is 50% or more. We think that's an impressive number. Your attendance tells us, and should demonstrate to the Board, that the owners are concerned about their company and want to explore the challenges and solutions.

Our plan this afternoon is to keep our gathering open and informal. Bill and I will present a brief summary of how Harris Associates views the situation. We will then open the gathering to comments or questions from the floor. We will continue that until everyone has said their piece or until we run out of time. Many of us are interested in one on one or small group conversations as well. Those kinds of discussions are valuable and we welcome them after the conclusion of this plenary gathering. To ensure an open exchange of views the press was not admitted to this gathering but following, will be invited into the room to speak with attendees who are so inclined. The meeting is not being recorded. Public companies nowadays have their "safe harbor" disclaimers, and we have one of our own - you can read it here on the screen. To summarize, we are here to exchange views and opinions, or just to listen, and nothing more.
                         - - SLIDE ONE - -

In amending the proxy rules of 1992, the SEC specifically endorsed improved communications among shareholders and stated that "the purpose of the proxy rules themselves is better served by promoting free discussion, debate, and learning among shareholders and interested persons..." No one will be asked to make any commitments regarding any further action, no group will be formed and, of course, no proxies will be solicited - the meeting is strictly informational.
    -Harris Associates Invitation Letter


                         - - SLIDE TWO - -

Harris Associates L.P.
Chicago-based investment firm founded in 1976
     - Utilize a fundamental, value-oriented investment approach
     - Long-term investment horizon
     - $14 billion under management, including The Oakmark Family of Funds


                        - - SLIDE THREE - -

Harris Associates L.P.
Dun & Bradstreet's largest shareholder
     - Manage, on behalf of clients, over 20 million shares or 12.7% of the shares outstanding
     - DNB shareholder since 1996

                        - - SLIDE FOUR - -

Harris Associates L.P.
Not an "activist" investor, but we felt compelled to become active in DNB
     - Huge gap between stock price and underlying value
     - Complete lack of confidence in ability of incumbent leadership to close that gap
     - Concerned about possible erosion of the franchise without an immediate change of course

                        - - SLIDE FIVE - -

Comparable Transactions - Information/Publishing

Acquiror             Acquired Company           Year
VNU                  Nielsen Media Research     1999

- Transaction Value ($ billions): 2.5
- Transaction Value/Revenue
     current year: 5.6x
     forward year: 5.0x
-Transaction Value/EBITDA
     current year: 16x
     forward year: 15x

Pearson, PLC         Simon & Schuster           1998

- Transaction Value ($ billions): 4.6
- Transaction Value/Revenue
     current year: 2.3
     forward year: 2.2
-Transaction Value/EBITDA
     current year: 14x
     forward year: 13x

Reed Elsevier       Shepard's M. Bender         1998

Transaction Value ($ billions): 1.7
- Transaction Value/Revenue
     current year: 7.5
     forward year: 7.0
-Transaction Value/EBITDA
     current year: 18x
     forward year: 17x

EMAP                Peterson Publishing         1998

Transaction Value ($ billions):1.5
- Transaction Value/Revenue
     current year: 4.8
     forward year: 4.0
-Transaction Value/EBITDA
     current year: 16x
     forward year: 15x

M.A.I.D. PLC         Dialog                     1997

Transaction Value ($ billions):0.4
- Transaction Value/Revenue
     current year: 1.0
     forward year: 0.9
-Transaction Value/EBITDA
     current year: 16x
     forward year: 15x

GUS, PLC             Experian                   1996

Transaction Value ($ billions):1.7
- Transaction Value/Revenue
     current year: 2.8
     forward year: 2.5
-Transaction Value/EBITDA
     current year: 14x
     forward year: 12x

Wolters Kluwer       CCH, Inc.                  1995

Transaction Value ($ billions):1.9
- Transaction Value/Revenue
     current year: 3.2
     forward year: 3.0
-Transaction Value/EBITDA
     current year: 20x
     forward year: 18x

Data from various sources and Harris Associates L.P. estimates.

 - - SLIDE SIX - -

Dun & Bradstreet Corporation Valuation
     (millions)


                                                  low       Avg.
                              Est. 2000 Revenue*  $2,083    $2,083
                                   Est. 2000 EBITDA*        $679      $679
                                   Assumed Multiple         12x       15x
Gross Acquisition
                                   value                    $8,148    $10,185

Less:
Est. year-end
                              '99 net debt        $250      $250
                                   Net tax liability        $250      $250
Plus:
Cash from options exercise
                              (16.4 x $25)        $410      $410
Net Acquisition
                                   value                    $8,058    $10,095

Share Outstanding: 161MM
Options Outstanding: 16MM
                                   Total      177MM         177       177

Acquisition value
                              per share           $46       $57

Implied Multiple
                                   of Revenue               3.9       4.9

*Average of four Wall Street analyst
               estimates.

                        - - SLIDE SEVEN - -

Benjamin Graham on Corporate Governance

"[There are]...two pernicious doctrines in the field of corporate administration. The first is that directors have no responsibility for, or interest in, the market price of their securities. The second is that outside stockholders know nothing about the business and hence their views deserve no consideration unless sponsored by the management.
 ...The two together afford management perfect protection against the necessity of justifying to their stockholders the continuance of the business when the weight of sound opinion points to better results for owners through liquidation [sale]."

"[directors]...[should] recognize that if the business is not worth its realizable value as a going concern it should be wound up."

"The conclusion stands out that liquidation [sale] is peculiarly an issue for the stockholders. Not only must it be decided by their independent judgment and preference, but in most cases the initiative and pressure to effect liquidation must emanate from stockholders not on the board of directors."

Excerpts from "Is American Business Worth More Dead Than Alive" by Benjamin Graham from Forbes, July 1, 1932. Reprinted in The Rediscovered Benjamin Graham, Selected Writings of the Wall Street Legend by Janet Lowe, John Wiley & Sons, 1999.


                        - - SLIDE EIGHT -


Moody's

Facts
- One of two dominant participants in the global credit rating business
- Very high barriers to entry
- Revenues have compounded by 17% per year since 1980
- Operating Margins about 45%
- Minimal reinvestment requirements
- Huge free cash flow



                        - - SLIDE NINE - -

Moody's 1998 Revenue Distribution
Corporate Ratings - 29%
Structured Product Ratings - 29%
Banking/Sovereign Financial
  Institutions Ratings - 18%
Research/Risk Management - 11%
Public Finance Ratings - 13%

Source: Dun & Bradstreet 1998 Annual Report


                         - - SLIDE TEN - -

Moody's
Our beliefs
- Growth prospects, especially abroad (28% of current revenue), continue to be very good.
- Value of Moody's is being masked by corporate parent's problems
- A strategic buyer could pay nearly DNB's current market value for Moody's alone ($290 mm EBITDA x 15 = $4.4 billion)


                       - - SLIDE ELEVEN - -

DNB Operating Company
Facts
- The leading global repository and provider of business information
- High barriers to entry
- U.S. operating margins of about 30%, significant free cash flow
- Non-U.S. operations produced $516 MM revenue ('98), but generated losses


                       - - SLIDE TWELVE - -

DNB Operating Company
Our beliefs
The operating company has substantial untapped growth opportunities:
- DNB's database and the DUNS number have huge potential for B2B applications worldwide in procurement, marketing, risk management and electronic transactions, via electronic interchange of information
- Non-U.S. operations can produce significant profits
- The highly recognized Dun & Bradstreet brand can be extended and leveraged into other information areas

DNB's franchise is intact. But DNB must move with speed and urgency to preserve and expand it

                      - - SLIDE THIRTEEN - -

Comparison of DNB Operating Company,
Moody's and Nielsen Media Research

                    Opco      Opco
                    US        Foreign    Moody's   NMR
     1998
Financial Profile
Revenue Growth          8%        0%          17%       11%
EBIT Margins            30%       -2%         45%       23%
EBITDA-
                 CE Margins         30%       4%          47%       15%

Improvement Potential
Reevenue Growth         High      High        Low       Moderate
Margins                 High      Very High   Low-      Moderate
                                              Moderate
Fcf Margins             High      Very High   Low-      Moderate
                                              Moderate

Intangibles
Name Value              High      Moderate    Very High High
Franchise Grade         A         C           A+        A

Source: Harris Associates L.P.

                      - - SLIDE FOURTEEN - -

DNB stock price vs. the S&P 500
Original page contained graph which reflected a 669.8% rise in the price of the S&P 500 from December 31, 1984 to November 5, 1999, as compared to a 139.9% rise in the stock price of DNB during the same period.


                       - - SLIDE FIFTEEN - -

DNB stock price relative to the S&P 500 since 11/96 Split Up
Original page contained graph which reflected that DNB's stock price underperformed the S&P 500 by 20% since its November 1997 split up.


                       - - SLIDE SIXTEEN - -

DNB and NMR stock price relative to the S&P 500
Original page contained graph which reflected that DNB's stock price underperformed the S&P 500 by 20% since January 2, 1998, as compared to NMR's stock price which outperformed the S&P 500 by 145% since its June 1998 split up.